Cerberus Cyber Sentinel Corporation

6900 E. Camelback Road, Suite 240

Scottsdale, Arizona 85251

June 16, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cerberus Cyber Sentinel Corporation Registration Statement on Form S-3 (File No. 333-265574)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-265574) filed by us on June 14, 2022:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Katherine A. Beck at (602) 445-8349.

Kind regards,

/s/ Debra L. Smith
Debra L. Smith
Chief Financial Officer